UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of November 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________ apartement

PRESS RELEASE

VEOLIA ENVIRONMENTAL SERVICES ACQUIRES BARTIN RECYCLING GROUP,

THE FRENCH NO. 3 IN METAL RECOVERY AND RECYCLING

Paris, November 19, 2007. Veolia Environmental Services announced the signature of an agreement to acquire the Bartin Recycling Group, the French number 3 in the recovery and recycling of ferrous and non-ferrous metals. The acquisition is in line with Veolia Environmental Services’ strategy of “turning waste into a resource” and of continuing to develop its waste management business in the recycling segment.

The Bartin Recycling Group specializes in the collection and recycling of industrial waste, in particular ferrous and non-ferrous metals. It generated revenue of €249 million in 2006 and recycles 780,000 metric tons of metals per year. The company’s long-standing experience, full range of expertise, high level of quality and environmental certification, and the quality of its management and personnel make it an acknowledged player in the management of industrial waste metals.

Denis Gasquet, Chief Executive Officer of Veolia Environmental Services, said: “This acquisition adds to and strengthens our capabilities and capacities in the recycling of metals at a time when these raw materials are of growing importance in tense international markets. It’s an important step in the roll-out of our strategy, and will help us continue to support our public and private clients in managing their waste in a cost-effective and environmentally responsible manner.”

The acquisition brings Veolia Environmental Services a commercial structure and top quality industrial technical equipment located mainly in the central and northern regions of France and in the Greater Paris area. The Bartin Recycling Group’s clients include many major industrial companies, for which it recycles production scrap; this is a considerable strength for the growth of VES’ industrial contracts.

In total, the acquisition will enable Veolia Environmental Services to renew, in the metal recovery market, its strategy of consolidating its internal and external growth around a solid central core.

Jérôme Le Conte, General Manager France of Veolia Environmental Services, added: “Given the importance of materials recovery as 50% of the world’s steel is now produced from scrap metal, the collection and recycling of metals is becoming a key element in the palette of waste management activities. This acquisition will create excellent synergies and raise the metal recycling capacity of Veolia Environmental Services in France from 250,000 metric tons per year to over 1 million metric tons per year.”

Veolia Environmental Services, the division of Veolia Environnement in charge of waste management business, is the only provider of a full range of services for hazardous and non-hazardous solid and liquid waste all over the world. The company provides waste management and logistics services (collection, pipe systems maintenance, cleaning, waste flow management), as well as materials recovery and recycling. Veolia Environmental Services generated revenue of €7.4 billion in 2006. www.veolia-proprete.com

Veolia Environnement is world leader in environmental services. With more than 300,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €28.6 billion in 2006. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

Investors in the US contact: Brian Sullivan – Tel. +01 630-371-2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 20, 2007

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary